Exhibit 99.1

Immutep Receives Nasdaq Notice of Bid Price Deficiency

SYDNEY, AUSTRALIA – April 30, 2026 - Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), advises that it has received a written notification from The Nasdaq Stock Market LLC (Nasdaq) regarding non-compliance with the Nasdaq minimum bid price requirement.

Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of US$1.00 per share. Based on the closing bid price of the Company’s American Depositary Shares for the 30 consecutive business days ended 24 April 2026, the Company does not currently meet this requirement.

The notification has no immediate effect on the listing or trading of the Company’s American Depositary Shares on Nasdaq. In accordance with Nasdaq rules, the Company has been provided an initial compliance period of 180 calendar days, expiring on 26 October 2026, to regain compliance.

If at any time during the compliance period the closing bid price of the Company’s American Depositary Shares is at least US$1.00 per share for a minimum of ten consecutive business days (or such longer period as Nasdaq may require), Nasdaq will notify the Company that compliance has been regained.

The Company intends to monitor the bid price of its American Depositary Shares and will consider available options to regain compliance within the prescribed timeframe. There can be no assurance that the Company will regain compliance during this period.

The Company remains listed on the ASX, and this notification does not affect the trading of its ordinary shares on ASX.

Immutep will keep the market informed of any material developments in accordance with its continuous disclosure obligations.

About Immutep

Immutep is a clinical-stage biotechnology company developing novel immunotherapies for cancer and autoimmune diseases. The Company is a pioneer in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and its diversified product portfolio harnesses LAG-3’s ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Eleanor Pearson, Sodali & Co.

+61 2 9066 4071; eleanor.pearson@sodali.com

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889

U.S. Investors/Media:

Matthew Beck, astr partners

Ph: +1 (917) 415-1750; matthew.beck@astrpartners.com

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889